5-81979

06049723

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
To
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-l(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

MEDISYSTEMS TECHNOLOGIES INC.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

SHOPPERS DRUG MART CORPORATION

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

58500W

(CUSIP Number of Class of Securities (if applicable))

CT Corporation
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 894-8940

Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 15, 2006

(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. any member of the public may direct to the commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. this collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (i) The Offer to Purchase and Circular (the "Offer") dated August 14, 2006 made by Shoppers Drug Mart Corporation, a corporation incorporated under the laws of Canada ("Shoppers") for the common shares of Medisystems Technology Inc., a corporation incorporated under the laws of Ontario.*

(ii) The Letter of Acceptance and Transmittal pursuant to the Offer dated August 14, 2006.*

(iii) The Notice of Guaranteed Delivery pursuant to the Offer dated August 14, 2006.*

(b) Notice of Extension (the "Notice of Extension") dated September 25, 2006.**

(c) Notice of Compulsory Acquisition and Shareholder Response Letter (the "Compulsory Acquisition Letter") dated October 12, 2006 attached hereto as Exhibit I.1.(c).

* Previously furnished on Form CB on August 16, 2006.

** Previously furnished on Amendment No. 1 to Form CB on September 26, 2006.

Item 2. Informational Legends

The Offer, the Notice of Extension and the Compulsory Acquisition Letter contain the applicable legends.

PART II- INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Reports or Information Made Publicly Available in Connection with the Transaction but Not Disseminated to Security Holders

(1) (a) Press release of Shoppers dated August 15, 2006.*

(b) Press release of Shoppers dated September 21, 2006.**

(c) Press release of Shoppers dated October 10, 2006. ***

* Previously furnished on Form CB on August 16, 2006.

** Previously furnished on Amendment No. 1 to Form CB on September 26, 2006.

*** Previously furnished on Amendment No. 2 to Form CB on October 12, 2006.

Documents Incorporated by Reference into the Home Jurisdiction Documents

(1) Annual information form of Shoppers for the fiscal year ended December 31, 2005 dated as of March 21, 2006.*

(2) Audited consolidated financial statements of Shoppers as at December 31, 2005 and January 1, 2005 and for the 52 week periods then ended, together with the auditors' report thereon and Management's Discussion and Analysis relating to such period.*

(3) Unaudited interim consolidated financial statements of Shoppers as at June 17, 2006 and June 18, 2005 and for the 12 and 24 week periods then ended and Management's Discussion and Analysis relating to such periods.*

(4) Management proxy circular dated March 27, 2006 in connection with the annual and special meeting of shareholders of Shoppers held on May 4, 2006.*

(5) Material change report of Shoppers filed February 8, 2006 concerning the announcement by Shoppers that its board of directors increased the quarterly cash dividend on the Shoppers Shares from $0.10 to $0.12 per Shoppers Share.*

* Previously furnished on Form CB on August 16, 2006.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Shoppers Drug Mart Corporation with the Securities and Exchange Commission on August 16, 2006.

(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHOPPERS DRUG MART CORPORATION

Name: George Halatsis
Title: Executive Vice President and Chief Financial Officer

Name: Richard Alderson
Title: Senior Vice President, Legal Affairs & General Counsel

Date: October 12 , 2006

EXHIBIT I.1.(c)

SHOPPERS DRUG MART CORPORATION

OFFEROR'S NOTICE PURSUANT TO SECTION 188(2) AND NOTICE OF COMPLIANCE PURSUANT TO SECTION 188(8) OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO)

October 12, 2006

TO: The Holders of Common Shares of MediSystem Technologies Inc.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer (as defined herein) is made for the securities of a Canadian issuer. The Offer is subject to the disclosure requirements of Canada, which are different from those of the United States. Financial statements included or incorporated by reference in the Circular (as defined herein) have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Shoppers is located in Canada, and some or all of its officers and directors may be residents of Canada. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

THE SECURITIES OFFERED PURSUANT TO THE CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This document does not address any United States federal income tax consequences of the Offer to Shareholders (as defined herein) in the United States. Shareholders in the United States should be aware that a disposition of Common Shares (as defined herein) may have tax consequences both in the United States and in Canada which may not be described, or fully described, herein. Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

Until 40 days after the commencement of the Offer, an offer or sale of Shoppers shares within the United States by a broker/dealer may violate the registration requirements of the U.S. Securities Act of 1933, as amended, if such offer or sale is made otherwise than pursuant to Rule 144A.

1. By way of a take-over bid offer and circular (the "**Circular**") dated August 14, 2006, as extended by notice of extension ("**Notice of Extension**") dated September 25, 2006 (collectively, the "**Offer**"), Shoppers Drug Mart Corporation ("**Shoppers**" or the "**Offeror**") mailed to holders ("**Shareholders**") of common shares (the "**Common Shares**") of MediSystem Technologies Inc. ("**MediSystem**" or the "**Offeree**") an offer to purchase all outstanding Common Shares, including any Common Shares that may become issued and outstanding after the date of the Offer upon the exercise of any existing options or other rights to purchase the Common Shares. The Offer was made on the basis of, at the election of each holder of Common Shares, in each case as set out in the Offer,

   (a) $3.80 in cash for each Common Share deposited to the Offer by such Shareholder (the "**Cash Alternative**"), or

   (b) $0.05 in cash and that fraction of a common share of Shoppers (a "**Shoppers Share**") as is equal to the Exchange Ratio (as defined in the Offer) for each Common Share deposited to the Offer by such Shareholder (the "**Share Alternative**"), or

   (c) any combination of cash and Shoppers Shares for each Common Share deposited to the Offer by such Shareholder determined on the basis of the sum of (i) $3.80 in cash multiplied by the number of Common Shares specified by the Shareholder (the "**Specified Number**") (such number shall not exceed the total of Common Shares deposited to the Offer by the holder), and (ii) $0.05 in cash and that fraction of a Shoppers Share as is equal to the Exchange Ratio for each such Common Share multiplied by the number of Common Shares remaining when the Specified Number is subtracted from the number of Common Shares deposited to the Offer by such Shareholder, divided by (iii) the number of Common Shares deposited to the Offer by such Shareholder (the "**Combination Alternative**").

   Any Shareholder who did not properly elect any of the Cash Alternative, the Share Alternative or the Combination Alternative with respect to any Common Shares deposited by such Shareholder pursuant to the Offer was deemed to have elected the Cash Alternative and was entitled to receive $3.80 in cash as consideration for each of such Shareholder's Common Shares deposited to the Offer.

   Copies of the Circular and Notice of Extension are available at www.sedar.com.

2. The Offer expired at 8:00 p.m., Toronto time, on October 6, 2006.

3. On the expiration of the Offer, Shareholders holding more than 96% of the outstanding Common Shares, other than Common Shares held by or on behalf of the Offeror, an affiliate or associate of the Offeror at August 14, 2006, had accepted the Offer.

4. The Offeror has taken up and paid for all Common Shares validly deposited by the Shareholders who accepted the Offer.

5. As the Offer was accepted by not less than 90 per cent of Shareholders of MediSystem, Shoppers intends to exercise its right under section 188 of the *Business Corporations Act* (Ontario) (the "**Act**") to acquire Common Shares not purchased by it under the Offer. The text of sections 187 and 188 of the Act are set out in Appendix "A" to this Notice.

6. Pursuant to paragraph 188(2)(c) of the Act, notice is hereby given that you are required to elect:

   (i) to transfer your Common Shares to Shoppers on the basis of, at your election, the Cash Alternative, the Share Alternative or the Combination Alternative, in each case, on the terms on which Shoppers acquired the Common Shares of the Shareholders who accepted the Offer; or

   (ii) to demand payment of the fair value of your Common Shares in accordance with subsections 188(13) to 188(21) of the Act by notifying Shoppers within 20 days after receipt of this Notice.

7. If you elect to transfer your Common Shares to the Offeror in accordance with paragraph 6(i), please mail or deliver your share certificates to CIBC Mellon Trust Company as agent for MediSystem at the address set out herein together with a notice or letter indicating your election to transfer your Common Shares to Shoppers. However, if you do not notify Shoppers in accordance with paragraph 6(ii) of this Notice, you will be deemed, in any case, to have elected to transfer your Common Shares to Shoppers under the Cash Alternative.

8. Alternatively, if you elect to demand payment for fair value in accordance with paragraph 6(ii), please mail or deliver such demand to Shoppers, c/o Osler, Hoskin & Harcourt LLP, P.O. Box 50, Suite 6100, First Canadian Place, Toronto, Ontario M5X 1B8 Attention: Douglas Bryce. In addition to a demand for payment of the fair value of your Common Shares in accordance with subsections 188(13) to 188(21) of the Act you must also apply to the Ontario Court (General Division) (the "**Court**") to fix the fair value for your Common Shares if the Offeror has not done so within 20 days of the date of this notice. Shoppers does not intend to apply to Court for such purpose. If Shoppers does not apply to the Court to fix the fair value of the Shares within 20 days of this notice you may apply to the Court for the same purpose within a further period of 20 days thereafter so long as you have notified Shoppers in accordance with paragraph 6(ii). If an application to the Court is not made within the applicable time then the only right that a dissenting offeree will have is to obtain the proceeds paid by Shoppers to MediSystem in respect of the Shareholders upon depositing his or her share certificate with Shoppers on the same terms that Shoppers acquired the other Common Shares pursuant to the Offer.

9. The Offeror has complied with the requirement of subsection 188(8) of the Act and this constitutes notice that Shoppers has paid to MediSystem, in trust for those Shareholders who did not accept the Offer, $3.80 for each Common Share that was not deposited in acceptance of the Offer. The Offeror has provided to CIBC Mellon Trust Company, Transfer Agent and Registrar for the Shoppers Shares, a written direction to issue, upon receipt by CIBC Mellon Trust Company of certain required documentation, that number

of share certificates representing Shoppers Shares as is necessary to enable to Offeror to satisfy the Shoppers Shares component of the consideration payable to the Shareholders electing the Share Alternative or the Combination Alternative as described in this Notice.

10. Regardless of the election that you make in accordance with paragraph 6 of this Notice, you are required pursuant to subsection 188(4) of the Act to send all certificates representing your Common Shares to CIBC Mellon Trust Company, as agent for MediSystem, at the following address within 20 days after you receive this Notice:

CIBC Mellon Trust Company

Facsimile: 416-643-3148
Inquiries: 416-643-5500 (local Toronto)
1-800-387-0825 (Toll Free)

For delivery by hand or by courier:

199 Bay Street
Commerce Court West
Securities Level
Toronto, ON M5L 1G9

For delivery by mail:

P.O. Box 1036
Adelaide Street Postal Station
Toronto, ON M5C 2K4

If certificates representing Common Shares are sent by mail, it is recommended that you use registered mail. If the share certificates representing your Common Shares have been lost or destroyed, you may contact CIBC Mellon Trust Company at the above address for information on how to obtain replacement share certificates.

11. If you elect any of the alternatives set out in paragraph 6(i) of this Notice, then Shoppers will mail a cheque or a cheque and a share certificate for Shoppers Share(s) to you in payment for your Common Shares after CIBC Mellon Trust Company has notified MediSystem that it has received from you the share certificate(s) representing your Common Shares and has also received confirmation from Shoppers that it has not received a demand for fair value from you.

Yours very truly,

SHOPPERS DRUG MART CORPORATION

By: ***"George Halatsis"***

Name: George Halatsis

Title: Executive Vice President and Chief Financial Officer

By: ***"Richard Alderson"***

Name: Richard Alderson

Title: Senior Vice President, Legal Affairs, General Counsel and Assistant Secretary

APPENDIX "A"

PART XV - COMPULSORY ACQUISITIONS

187. (1) **Application** - This Part applies only to an offering corporation. R.S.O. 1990, c. B.16, s. 187 (1).

(2) **Definitions** - In this Part,

"dissenting offeree" means a person to whom a take-over bid or issuer bid is made who does not accept the take-over bid or issuer bid and includes a person who subsequently acquires a security that is the subject of the bid;

"equity security" means any security other than a debt obligation of a corporation;

"issuer bid" means an offer made by a corporation to security holders to purchase, redeem or otherwise acquire any or all of a class of the securities of the corporation, other than where,

(a) the securities to be purchased, redeemed or otherwise acquired are debt securities that are not convertible into equity securities,

(b) the securities are to be purchased, redeemed or otherwise acquired in accordance with the terms and conditions thereof or otherwise agreed to at the time they were issued or subsequently varied by amendment of the documents setting out those terms and conditions, or are acquired to meet sinking fund requirements or from an employee or a former employee of the issuer or of an affiliate, or

(c) the purchases, redemptions or other acquisitions to be made are required by the instrument creating or governing the class of securities or by this Act;

"offeree" means a person to whom a take-over bid or an issuer bid is made;

"offeree corporation" means a corporation whose securities are the subject of a take-over bid;

"offeror" means a person, other than an agent, who makes a take-over bid or an issuer bid;

"take-over bid" means an offer made to security holders of an offeree corporation to purchase directly or indirectly voting securities of the offeree corporation, where the voting securities that are the subject of the offer to purchase, the acceptance of the offer to sell or the combination thereof, as the case may be, together with the securities currently owned by the offeror, its affiliates and associates will carry, in the aggregate, 10 per cent or more of the voting rights attached to the voting securities of the offeree corporation that would be outstanding on exercise of all currently exercisable rights of purchase, conversion or exchange relating to voting securities of the offeree corporation;

"voting security" includes,

(a) a security currently convertible into a voting security or into another security that is convertible into a voting security,

(b) a currently exercisable option or right to acquire a voting security or another security that is convertible into a voting security, or

(c) a security carrying an option or right referred to in clause (b). R.S.O. 1990, c. B.16, s. 187 (2).

188. (1) **Take-over or issuer bid** - If within 120 days after the date of a take-over bid or an issuer bid, the bid is accepted by the holders of not less than 90 per cent of the securities of any class of securities to which the bid relates, other than securities held at the date of the bid by or on behalf of the offeror, or an affiliate or associate of the offeror, the offeror is entitled, upon complying with this section, to acquire the securities held by dissenting offerees. R.S.O. 1990, c. B.16, s. 188 (1).

(2) **Shares of dissenting offeree** - An offeror may acquire the securities of any class to which the bid relates that are held by a dissenting offeree by sending, on or before the earlier of the sixtieth day following the termination of the bid and the one hundred and eightieth day following the date of the bid, an offeror's notice to each dissenting offeree stating in substance that,

(a) offerees holding more than 90 per cent of the securities to which the bid relates other than securities held at the date of the bid by or on behalf of the offeror or an affiliate or associate of the offeror have accepted the bid;

(b) the offeror is bound to take up and pay for or has taken up and paid for the securities of the offerees who accepted the bid;

(c) a dissenting offeree is required to elect,

(i) to transfer his, her or its securities to the offeror on the terms on which the offeror acquired the securities of the offerees who accepted the bid, or

(ii) to demand payment of the fair value of his, her or its securities in accordance with subsections (13) to (21) by notifying the offeror within twenty days after receipt of the offeror's notice;

(d) a dissenting offeree who does not notify the offeror in accordance with subclause (c) (ii) is deemed to have elected to transfer his, her or its securities to the offeror on the same terms that the offeror acquired the securities from the offerees who accepted the bid; and

(e) a dissenting offeree must send the certificates representing his, her or its securities to which the bid relates to the offeree corporation or, in the case of an issuer bid, to the offeror within twenty days after the dissenting offeree receives the offeror's notice. R.S.O. 1990, c. B.16, s. 188 (2); 2000, c. 26, Sched. B, s. 3 (10).

(3) **Notice** - In the case of,

(a) a take-over bid, concurrently with sending the offeror's notice under subsection (2), the offeror shall send or deliver to the offeree corporation a notice of adverse claim in accordance with section 88 with respect to each share held by a dissenting offeree; or

(b) an issuer bid, the offeror shall be deemed to have notice of an adverse claim for the purpose of section 88 with respect to each share held by a dissenting offeree. R.S.O. 1990, c. B.16, s. 188 (3).

Note: On a day to be named by proclamation of the Lieutenant Governor, subsection (3) is repealed by the Statutes of Ontario, 2006, chapter 8, section 122 and the following substituted:

(3) **Notice** - In the case of a take-over bid, concurrently with sending the offeror's notice under subsection (2), the offeror shall send or deliver to the offeree corporation a copy of the offeror's notice, which constitutes a demand under subsection 88 (1) of the *Securities Transfer Act, 2006*, that the offeree corporation not register a transfer with respect to each share held by a dissenting offeree. 2006, c. 8, s. 122.

See: 2006, c. 8, ss. 122, 145 (2).

(4) **Sending in share certificates** - A dissenting offeree to whom an offeror's notice is sent under subsection (2) shall, within twenty days after receiving that notice,

(a) send the certificates representing his, her or its securities to which the take-over bid relates to the offeree corporation; or

(b) send the certificates representing his, her or its securities to which the issuer bid relates to the offeror. R.S.O. 1990, c. B.16, s. 188 (4).

(5) **Payment by offeror** - Within twenty days after the offeror sends an offeror's notice under subsection (2), the offeror shall pay or transfer to the offeree corporation the amount of money or other consideration that the offeror would have had to pay or transfer to all dissenting offerees if they had elected to accept the take-over bid under subclause (2) (c) (i). R.S.O. 1990, c. B.16, s. 188 (5).

(6) **Trust funds** - An offeree corporation is deemed to hold in trust for dissenting offerees the money or other consideration it receives under subsection (5), and the offeree corporation shall deposit the money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation and shall place the other consideration in the custody of a bank or other such body corporate. R.S.O. 1990, c. B.16, s. 188 (6).

(7) **Idem** - The offeror making an issuer bid is deemed to hold in trust for dissenting offerees the money or other consideration that the offeror would have had to pay or transfer to all dissenting offerees if they had elected to accept the issuer bid under subclause (2) (c) (i) and, within twenty days after the issuer sends an offeror's notice under subsection (2), the issuer shall deposit any such money in a separate account in a bank or other body corporate any of whose deposits are insured by the Canada Deposit Insurance Corporation and shall place the other consideration in

the custody of a bank or such other body corporate within twenty days after the offeror sends an offeror's notice under subsection (2). R.S.O. 1990, c. B.16, s. 188 (7).

(8) **Notice of compliance** - Within ten days after the offeror complies with subsection (5) or subsection (7), as the case may be, the offeror shall give notice of the date of such compliance to all dissenting offerees. R.S.O. 1990, c. B.16, s. 188 (8).

(9) **Application to court** - At any time prior to the thirtieth day following the day upon which the offeror's notice referred to in subsection (2) is sent to dissenting offerees, a dissenting offeree who has demanded payment of the fair value of his, her or its securities in accordance with subclause (2) (c) (ii) may apply to the court for an order requiring the person who has sent the offeror's notice to provide, in such form as the court considers appropriate, such additional security for payment to dissenting offerees of the fair value of their securities as the court may determine to be necessary, pending the determination of such fair value. R.S.O. 1990, c. B.16, s. 188 (9).

(10) **Where shares deemed acquired** - The securities of all dissenting offerees shall be deemed to have been acquired by the offeror,

(a) where an application under subsection (9) has not been made within the time set out in subsection (9), upon the expiration of that time; or

(b) where an application has been made under subsection (9), upon compliance with the order made in respect of the application. R.S.O. 1990, c. B.16, s. 188 (10).

(11) **Duties of offeree corporation** - Within ten days after the acquisition of the securities of dissenting offerees under subsection (10) by an offeror who has made a take-over bid, the offeree corporation shall,

(a) issue to the offeror a security certificate in respect of the securities that were held by dissenting offerees;

(b) send to each dissenting offeree who elects to accept the take-over bid terms under subclause (2) (c) (i) and who sends his, her or its security certificates as required under clause (4) (a), the money or other consideration to which the dissenting offeree is entitled; and

(c) send to each dissenting offeree who has not sent his, her or its security certificates as required under clause (4) (a), notice stating in substance that,

(i) the certificates representing the dissenting offeree's securities have been cancelled,

(ii) the offeree corporation or some designated person holds in trust for the dissenting offeree the money or other consideration to which the dissenting offeree is entitled as payment for or in exchange for his, her or its securities, and

(iii) the offeree corporation will, subject to subsections (13) to (21), send that money or other consideration to the dissenting offeree forthwith after receiving his, her or its securities. R.S.O. 1990, c. B.16, s. 188 (11).

(12) **Payment by offeror** - Within ten days after the acquisition of the securities of dissenting offerees under subsection (10) by an offeror who has made an issuer bid, the offeror shall,

(a) send to each dissenting offeree who elects to accept the issuer bid terms under subclause (2) (c) (i) and who sends his, her or its security certificates as required under clause (4) (b), the money or other consideration to which the dissenting offeree is entitled; and

(b) send to each dissenting offeree who has not sent his, her or its security certificates as required under clause (4) (b) a notice stating in substance that,

(i) the certificates representing the dissenting offeree's securities have been cancelled,

(ii) the offeror or some designated person holds in trust for the dissenting offeree the money or other consideration to which the dissenting offeree is entitled as payment for or in exchange for his, her or its securities, and

(iii) the offeror will, subject to subsections (13) to (21), send that money or other consideration to the dissenting offeree forthwith after receiving his, her or its securities. R.S.O. 1990, c. B.16, s. 188 (12).

(13) **Application to fix fair value** - If a dissenting offeree has elected to demand payment of the fair value of his, her or its securities under subclause (2) (c) (ii), the offeror may, in the case of a take-over bid, within twenty days after it has complied with subsection (5) or, in the case of an issuer bid, within twenty days after it has complied with subsection (7), apply to the court to fix the fair value of the securities of that dissenting offeree. R.S.O. 1990, c. B.16, s. 188 (13).

(14) **Idem** - If an offeror fails to apply to the court under subsection (13), a dissenting offeree may apply to the court for the same purpose within a further period of twenty days. R.S.O. 1990, c. B.16, s. 188 (14).

(15) **Where no application** - If no application is made to the court under subsection (13) or (14) within the periods set out in those subsections, a dissenting offeree is deemed to have elected to transfer his, her or its securities to the offeror on the same terms that the offeror acquired the securities from offerees who accepted the take-over or issuer bid and, provided that the dissenting offeree has complied with subsection (4), the issuer or the offeree corporation, as the case may be, shall pay or transfer to the dissenting offeree the money or other consideration to which the dissenting offeree is entitled. R.S.O. 1990, c. B.16, s. 188 (15).

(16) **Security for costs not required** - A dissenting offeree is not required to give security for costs in an application made under subsection (13) or (14). R.S.O. 1990, c. B.16, s. 188 (16).

(17) **Parties** - Upon an application under subsection (13) or (14),

(a) all dissenting offerees referred to in subclause (2) (c) (ii) whose securities have not been acquired by the offeror shall be joined as parties and are bound by the decision of the court; and

(b) the offeror shall notify each such dissenting offeree of the date, place and consequences of the application and of the dissenting offeree's right to appear and be heard in person or by counsel. R.S.O. 1990, c. B.16, s. 188 (17).

(18) **Idem** - Upon an application to the court under subsection (13) or (14), the court may determine whether any other person is a dissenting offeree who should be joined as a party, and the court shall then fix a fair value for the securities of all dissenting offerees. R.S.O. 1990, c. B.16, s. 188 (18).

(19) **Appointment of appraisers** - The court may appoint one or more appraisers to assist the court in fixing a fair value for the securities of each dissenting offeree. R.S.O. 1990, c. B.16, s. 188 (19).

(20) **Final order** - The final order of the court shall be made against the offeror in favour of each dissenting offeree. R.S.O. 1990, c. B.16, s. 188 (20).

(21) **What court may order** - In connection with proceedings under this section, the court may make any order it thinks fit and, without limiting the generality of the foregoing, it may,

(a) fix the amount of money or other consideration that is required to be held in trust under subsection (6) or (7);

(b) order that the money or other consideration be held in trust by a person other than,

(i) the offeree corporation, or

(ii) in the case of an issuer bid, the offeror corporation;

(c) allow a reasonable rate of interest on the amount payable to each dissenting offeree from the date the dissenting offeree sends his, her or its security certificates under subsection (4) until the date of payment; or

(d) order that any money payable to a dissenting offeree who cannot be found be paid to the Public Trustee. R.S.O. 1990, c. B.16, s. 188 (21).

RESPONSE LETTER

This Response Letter is provided in connection with you responding within the required time period to the Offeror's Notice and Notice of Compliance of Shoppers Drug Mart Corporation ("**Shoppers**" or the "**Offeror**") dated October 12, 2006 (the "**Offeror's Notice**") given pursuant to section 188 of the *Business Corporations Act* (Ontario) to the holders of ("**Shareholders**") of common shares (the "**Common Shares**") of MediSystem Technologies Inc. ("**MediSystem**" or the "**Offeree**") who did not accept the Offeror's offer to purchase all outstanding Common Shares made by way of a take-over bid offer and circular (the "**Circular**") dated August 14, 2006, as extended by notice of extension ("**Notice of Extension**") dated September 25, 2006 (collectively, the "**Offer**").

All capitalized terms used but not defined in this response letter have the meanings given to such terms in the Offeror's Notice.

PLEASE READ THE INSTRUCTIONS CAREFULLY BEFORE COMPLETING THIS LETTER.

To: SHOPPERS DRUG MART CORPORATION

And To: MEDISYSTEM TECHNOLOGIES INC.
c/o CIBC MELLON TRUST COMPANY
199 Bay Street
Commerce Court West
Securities Level
Toronto, ON M5L 1G9

Dear Sirs/Mesdames:

In response to the Offeror's Notice, the undersigned Shareholder hereby elects (by marking the appropriate box(es) below):

(1) ☐ to transfer to Shoppers the Common Shares owned by the undersigned on the basis of (you may choose only <u>one</u> of choices A, B and C below):

☐ Choice A - the CASH ALTERNATIVE

Shareholders who check this box will receive
$3.80 in cash for each Common Share transferred
by such Shareholder

OR

☐ Choice B - the SHARE ALTERNATIVE

Shareholders who check this box will receive
$0.05 in cash and that fraction of a common share of Shoppers
(a "**Shoppers Share**") as is equal to the Exchange Ratio
(as defined in the Offer) for each Common Share transferred
by such Shareholder

OR

☐ Choice C - the COMBINATION ALTERNATIVE

Shareholders who check this box will receive a
combination of cash and Shoppers Shares for each
Common Share determined on the basis of the sum of
(i) $3.80 in cash multiplied by the Specified Number

(as defined in the Offer) (such number not to exceed the total number of Common Shares transferred by the Shareholder), and (ii) $0.05 in cash and that fraction of a Shoppers Share as is equal to the Exchange Ratio for each such Common Share multiplied by the number of Common Shares remaining when the Specified Number is subtracted from the number of Common Shares transferred by such Shareholder, divided by (iii) the number of Common Shares transferred by such Shareholder

in each case, on the terms on which Shoppers acquired the Common Shares of the Shareholders who accepted the Offer; or

(2) ☐ to demand payment of the fair value of the Common Shares owned by the undersigned, as determined by a court in accordance with Section 188 of the *Business Corporations Act* (Ontario), and hereby notifies Shoppers of such election. Shoppers is not required to make an application for such determination, and it may be necessary for a Shareholder who makes this election to make the appropriate court application. Fair value of the Common Shares so determined may be more or less than the consideration offered by Shoppers under the Offer.

If the undersigned elects the Cash Alternative, the Share Alternative or the Combination Alternative under Box (1) above (by checking a box opposite Choice A, Choice B or Choice C, respectively), then provided the undersigned sends the certificate(s) representing the Common Shares of the undersigned to CIBC Mellon Trust Company, a cheque in the applicable amount or a cheque in the applicable amount and a certificate representing the applicable amount of Shoppers Share(s) will be issued to the undersigned at the last address of the undersigned as it appears on the shareholders' register of MediSystem or at the address specified below where such address is different from the last address which appears on the shareholders' register.

Name (please print)	Date
Street Address or P.O. Box	Signature of Shareholder
City Province	Postal Code

The above signed hereby represents and warrants that the beneficial owner of the Common Shares is (check one):

(A) ☐ a resident of Canada within the meaning of the *Income Tax Act* (Canada); or

(B) ☐ not a resident of Canada within the meaning of the *Income Tax Act* (Canada).

If no box is checked, the beneficial owner of the Common Shares will be assumed to be a non-resident of Canada for the purpose of the *Income Tax Act* (Canada) and, if the Common Shares are not listed on a prescribed stock exchange (which includes the Toronto Stock Exchange) at the time of

such disposition, non-resident holders are cautioned that (a) the Common Shares will be taxable Canadian property to the non-registered holder, (b) the non-registered holder may be subject to income tax under the *Income Tax Act* (Canada) in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax convention between Canada and the country in which the non-resident holder is resident, and (c) the notification and withholding provisions of section 116 of the *Income Tax Act* (Canada) will apply to the non-resident holder, in which case Shoppers will be entitled, pursuant to the *Income Tax Act* (Canada), to deduct or withhold an amount from any payment made to the non-resident holder.

Note: It is only necessary to specify an address if you wish the cheque or cheque and certificate for Shoppers Share(s) sent to an address other than the one which presently appears in the shareholders' register.

Instructions

1. Within 20 days after receipt of the Offeror's Notice each Shareholder should send or deliver this Response Letter, duly completed and signed, together with the share certificate(s) for the Common Shares of such Shareholder to CIBC Mellon Trust Company at the address specified in the Offeror's Notice. The method of delivery to CIBC Mellon Trust Company of certificates for Common Shares is at the option and risk of the Shareholder. It is recommended that such documents be delivered by hand to CIBC Mellon Trust Company and a receipt obtained or, if mailed, be sent by registered mail, with return or acknowledgement of receipt requested, and that proper insurance be obtained.

2. Unless a Shareholder demands payment of the fair value of the Common Shares of such Shareholder by checking Box (2) above **and** notifies the Offeror of such demand within 20 days after receipt of the Offeror's Notice, such Shareholder will be deemed to have elected a cash payment under the Cash Alternative in accordance with Choice A of Box (1) above for each of the Common Shares of such Shareholder.

3. Each Shareholder who has elected the Cash Alternative, the Share Alternative or the Combination Alternative (by checking a box opposite Choice A, Choice B or Choice C, respectively, under Box (1) above) for the Common Shares of such Shareholder, and each Shareholder who is deemed to have elected the Cash Alternative for the Common Shares of such Shareholder, must forward the certificate(s) for such Common Shares to CIBC Mellon Trust Company on behalf of MediSystem before the Shareholder is entitled to receive payment in cash or cash and Shoppers Shares for such Common Shares.

4. If a share certificate has been lost or destroyed, this Response Letter should be completed as fully as possible and forwarded, together with a letter describing the loss, to CIBC Mellon Trust Company at the address specified on the face hereof and in the Offeror's Notice. CIBC Mellon Trust Company will respond with the replacement instructions. Please ensure that you provide your telephone number to CIBC Mellon Trust Company so that CIBC Mellon Trust Company may contact you if required.